Exhibit 99.1

Karooooo Ltd.
Interim Report (unaudited) for the three months ended May 31, 2024

i

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following discussion of our financial condition and results of operations should be read in conjunction with our interim condensed consolidated financial statements and the notes thereto included as part of this report, as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Risk Factors” sections in our Annual Report on Form 20-F for the financial year ended February 29, 2024 (“Annual Report”).

The discussion contains statements that constitute forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus or the documents incorporated herein by reference. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this prospectus and the documents incorporated herein by reference, those results or developments may not be indicative of results or developments in subsequent periods.

Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this prospectus and the documents incorporated herein by reference include, but are not limited to, the risks described under the heading titled “Risk Factors” in our Annual Report, subsequent quarterly reports on Form 6-K and other filings with the SEC. For example, factors that could cause actual results to vary from projected results include, but are not limited to:

●	our ability to acquire new customers and retain existing customers;

●	our ability to acquire new subscribers and retain existing subscribers;

●	our expectations regarding the effects of a pandemic or widespread outbreak of an illness, the Russia-Ukraine conflict, geopolitical tensions, and similar macroeconomic events, including financial distress caused by recent or potential bank failures, global supply chain challenges, foreign currency fluctuations, elevated inflation and interest rates and monetary policy changes, upon our and our customers’ and partners’ respective businesses;

●	our anticipated growth strategies, including our ability to increase sales to existing customers, the introduction of new solutions and international expansion;

●	our ability to adapt to rapid technological change in our industry;

●	our dependence on cellular networks;

●	competition from industry consolidation;

●	market adoption of software-as-a-service (“SaaS”) fleet management platform;

●	automotive market conditions and the evolving nature of the automotive industry towards autonomous vehicles;

●	expected changes in our profitability and certain cost or expense items as a percentage of our revenue;

●	our dependence on certain key component suppliers and vendors;

●	our ability to maintain or enhance our brand recognition;

●	our ability to maintain our key personnel or attract, train and retain other highly qualified personnel;

●	the impact and evolving nature of laws and regulations relating to the internet, including cybersecurity and data privacy;

●	our ability to protect our intellectual property and proprietary technologies and address any infringement claims;

●	significant disruption in service on, or security breaches of, our websites or computer systems;

●	dependence on third-party technology and licenses;

●	fluctuations in the value of the South African rand and inflation rates in the countries in which we conduct business;

●	our ability to access the capital markets in the future; and

●	other risk factors discussed under the heading “Risk Factors” in our filings with the SEC.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

GENERAL

Karooooo Ltd. (“Karooooo”), headquartered in Singapore, is a leading provider of an on-the-ground operations Internet of Things (“IoT”) software-as-a-service (“SaaS”) cloud that maximizes the value of data by providing insightful real-time data analytics and business intelligence reports. Its offering extends beyond connected vehicles and equipment, assisting diverse enterprise customers in digitally transforming their on-the-ground operations, including systems integrations, fleet administration, field worker management, video-based safety, risk mitigation, delivery management and ESG compliance and reporting. Our business is vertically integrated, which affords us complete autonomy with regards to the development of the capabilities and features that differentiate our applications as well as the speed of our innovation. Since we own and control almost every aspect of our smart device design, platform innovation and software application development, client acquisition and onboarding, customer service and the management of our back-end support, we are able to move quickly without any significant third-party dependencies and inefficiencies.

Karooooo Limited (“Karooooo”), owns 100% of Cartrack, 74.8% of Karooooo Logistics.

The following table sets forth the segment revenue, operating profit, operating profit margin, profit for the period, profit for the period margin, adjusted EBITDA and adjusted EBITDA margin for the periods presented.

	Three Months Ended May 31,
	Cartrack		Carzuka		Karooooo Logistics(1)		Karooooo Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023
	Figures in Rand Thousands
Subscription revenue	959,603	834,232	—	—	4,165	2,165	963,768	836,397
Other revenue(2)	19,372	19,197	—	—	—	—	19,372	19,197
Vehicle sales(3)	2,099	—	—	81,563	—	—	2,099	81,563
Delivery service	—	—	—	—	96,586	59,630	96,586	59,630
Revenue	981,074	853,429	—	81,563	100,751	61,795	1,081,825	996,787

Cost of Sales	(268,060)	(252,965)	—	(74,445)	(66,356)	(42,838)	(334,416)	(370,248)
Gross Profit	713,014	600,464	—	7,118	34,395	18,957	747,409	626,539
Gross Profit Margin	73%	70%	—	9%	34%	31%	69%	63%
Operating Profit/(loss)	287,187	231,901	—	(12,056)	12,560	4,529	299,747	224,374
Operating Profit Margin	29%	27%	—	(15)%	12%	7%	28%	23%
Profit/(loss) for the Period	215,960	170,746	—	(12,147)	9,323	3,348	225,283	161,947
Profit/(loss) for the Period Margin	22%	20%	—	(15)%	9%	5%	21%	16%
Adjusted EBITDA (a non-IFRS measure)	453,333	392,090	—	(10,958)	13,404	4,992	466,737	386,124
Adjusted EBITDA Margin (a non-IFRS measure)	46%	46%	—	(13)%	13%	8%	43%	39%

(1)	Karooooo acquired 70.1% of Picup in September 2021, subsequently re-named as Karooooo Logistics. Refer to “Other Events in the First Quarter of 2025” below for further commentary on the change in ownership to 74.8%.

(2)	Other revenue is non-subscription-based revenue and relates predominantly to the sale of telematics devices to large enterprise customers opting for a non-bundled contracts. Cartrack remains focused on bundled sales.

(3)	Effective from Q1 2025, Carzuka has been fully integrated to support Cartrack operations, with the final on-hand vehicles sold off in this quarter.

Key Business Metrics

Number of Subscribers and Subscription Revenue

We have demonstrated a history of growing our subscriber base through growth in customers as a result of our proprietary platform with next-generation functionality and software features, sales-centric culture and competitive pricing. We believe that our ability to attract a range of diversified new customers and grow our subscriber base is key to building a sustainable business model.

We define our number of subscribers at the end of any particular period as the total number of connected vehicles and equipment using our platform at the end of such period.

The number of subscribers on our platform directly drives our subscription revenue, which made up 89% of total group’s revenue for the three months ended May 31, 2024.

For the three months ended May 31, 2024 and the three months ended May 31, 2023, Karooooo’s subscription revenue was ZAR 963.8 million and ZAR 836.4 million, respectively, which represents a 15% increase compared to the prior period.

Geographical Overview of Cartrack Subscribers and Subscription Revenue

For the three months ended May 31, 2024, and the three months ended May 31, 2023, Cartrack had 2,047,442 and 1,757,452 subscribers, respectively, which represents net subscriber growth of 289,990 or a 17% increase from period to period.

South Africa: Cartrack’s number of subscribers in South Africa increased 16% to 1,549,951 at May 31, 2024 (May 31, 2023: 1,339,905) with subscription revenue growth of 15%.

Asia Pacific, Middle East and United States: Cartrack’s number of subscribers in Asia Pacific, Middle East and United States increased 23% to 238,174 at May 31, 2024 (May 31, 2023: 193,557). This translates to 19% growth in subscription revenue (21% on a constant currency basis, a non-IFRS measure).

Europe: Cartrack’s number of subscribers in Europe increased 17% to 173,588 at May 31, 2024 (May 31, 2023: 148,927). This translates to 19% growth in subscription revenue (15% on a constant currency basis, a non-IFRS measure).

Africa (excluding South Africa): Cartrack’s number of subscribers in Africa (excluding South Africa) increased 14% to 85,729 at May 31, 2024 (May 31, 2023: 75,063).

The constant currency presented above has been determined by adjusting the current financial reporting period results to the results reported for the three months ended May 31, 2023, using the average of the monthly exchange rates applicable to that period. The measurement has been performed for each of the group’s operating currencies.

Adjusted Earnings Before Interest Depreciation Taxation and Amortization (“Adjusted EBITDA”) (a non-IFRS measure)

In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance.

We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability.

We define Adjusted EBITDA, a non-IFRS measure, as profit less finance income, plus finance costs, taxation, depreciation and amortization, plus impact of non-recurring operational expenses, if any.

However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

	Three Months Ended May 31,
	2024	2023
	(Rand Thousands)
Profit for the period	225,283	161,947
Taxation	80,043	71,131
Finance income	(11,213)	(10,878)
Finance costs	5,634	2,174
Depreciation of property, plant and equipment and amortization of intangible assets	166,990	161,750
Adjusted EBITDA (a non-IFRS measure)	466,737	386,124
Profit for the period margin	21%	16%
Adjusted EBITDA margin (a non-IFRS measure)	43%	39%

Free Cash Flow (a non-IFRS measure)

In addition to our results determined in accordance with IFRS, we believe free cash flow and free cash flow margin, which are non-IFRS measures, are useful in evaluating our operating performance. Free cash flow is a non-IFRS financial measure that we calculate as net cash generated from operating activities less purchases of property, plant and equipment. Free cash flow margin, also a non-IFRS measure, is calculated as free cash flow divided by revenue.

We believe that free cash flow and free cash flow margin are useful indicators of liquidity and the ability of the Group to turn revenues into free cash flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property and equipment, can be used for strategic initiatives, including investing in our business, and strengthening our financial position.

However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. In particular, free cash flow does not reflect any restrictions on the transfer of cash and cash equivalents within the Group or any requirement to repay the Group’s borrowings and does not take into account cash flows that are available from disposals or the issue of shares.

Management therefore takes such factors into account, in addition to free cash flow when determining the resources available for acquisitions and for distribution to shareholders. Investors are encouraged to review the related IFRS financial measure and the reconciliation of this non-IFRS financial measure to its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

	Three Months Ended May 31,
	2024	2023
	(Rand Thousands)
Net cash generated from operating activities	836,233	340,211
Less: purchase of property, plant and equipment	(267,271)	(182,479)
Free Cash Flow (a non-IFRS measure)	568,962	157,732

Results of Operations

The following table sets forth our results of operations for the periods presented.

	For the Three Months Ended May 31,
	2024	2023
	Figures in Rand thousands

Revenue	1,081,825	996,787
Cost of sales	(334,416)	(370,248)
Gross profit	747,409	626,539

Other income	1,682	2,328

Operating expenses	(449,344)	(404,493)
Sales and marketing	(140,248)	(124,705)
General and administration	(221,494)	(198,263)
Research and development	(57,609)	(49,651)
Expected credit losses on financial assets	(29,993)	(31,874)

Operating profit	299,747	224,374
Finance income	11,213	10,878
Finance costs	(5,634)	(2,174)
Profit before taxation	305,326	233,078
Taxation	(80,043)	(71,131)
Profit for the quarter	225,283	161,947

Profit attributable to:
Owners of the parent	221,584	157,481
Non-controlling interest	3,699	4,466
	225,283	161,947
Earnings per share
Basic and diluted earnings per share (ZAR)	7.17	5.09

Comparison of Results for the Three Months Ended May 31, 2024 and May 31, 2023

Revenue

Karooooo’s revenue increased by ZAR 85.0 million, or 9%, to ZAR 1,081.8 million for the three months ended May 31, 2024 from ZAR 996.8 million for the three months ended May 31, 2023.

Cartrack’s revenue increased by ZAR 127.6 million, or 15%, to ZAR 981.1 million for the three months ended May 31, 2024 from ZAR 853.4 million for the three months ended May 31, 2023. Cartrack’s subscription revenue increased by ZAR 125.4 million, or 15%, to ZAR 959.6 million for the three months ended May 31, 2024 from ZAR 834.2 million for the three months ended May 31, 2023. Cartrack achieved strong customer acquisition in the quarter, resulting in net subscriber growth of 17%. See, further, “Key Business Metrics—Number of Subscribers and Subscription Revenue—Geographical Overview of Cartrack Subscribers and Subscription Revenue” above.

Karooooo Logistics delivered significant revenue growth to ZAR 100.8 million for the three months ended May 31, 2024 (May 31, 2023: ZAR 61.8 million), up 63%. Karooooo Logistics focuses on delivery-as-a-service (“Daas”) through selected third-party sourced drivers and logistics companies, and charges per delivery.

Cost of Sales

Karooooo’s cost of sales decreased ZAR 35.8 million, or 10%, for the three months ended May 31, 2024 compared to the three months ended May 31, 2023. This was primarily due to Carzuka ceasing to buy secondhand vehicles during the three months ended November 30, 2023 and being integrated into Cartrack’s broader operations, resulting in decreased combined cost of sales.

Cost of sales of ZAR 66.4 million relating to Karooooo Logistics for the three months ended May 31, 2024 compared to ZAR 42.8 million for the three months ended May 31, 2023 is in line with the increase in revenue.

Other Income

Other income decreased ZAR 0.6 million, or 28%, for the three months ended May 31, 2024, compared to the three months ended May 31, 2023. This was due to decrease in sales of fixed assets.

Operating Expenses

Operating expenses increased ZAR 44.9 million, or 11%, for the three months ended May 31, 2024 compared to the three months ended May 31, 2023.

Cartrack’s operating expenses were ZAR 427.5 million for the three months ended May 31, 2024 compared to ZAR 370.9 million for the three months ended May 31, 2023, an increase of ZAR 56.6 million, or 15%.

Karooooo Logistics operating expenses were ZAR 21.8 million for the three months ended May 31, 2024 compared to ZAR 14.4 million for the three months ended May 31, 2023, an increase of ZAR 7.4 million, or 51%.

The increase in operating expenses is set forth in more detail below:

Sales and Marketing

	For the Three Months Ended May 31,
	2024	2023
	(in R thousands)
Sales and marketing	(140,248)	(124,705)

Karooooo’s sales and marketing operating expenses increased by ZAR 15.5 million or 12% for the three months ended May 31, 2024 compared to the three months ended May 31, 2023.

Cartrack’s sales and marketing operating expenses were ZAR 139.9 million for the three months ended May 31, 2024 compared to ZAR 115.3 million for the three months ended May 31, 2023, an increase of ZAR 24.5 million, or 21%. This reflected our investment in customer acquisition positions, demonstrating our continued commitment to territorial expansion and growth.

Karooooo Logistics’ sales and marketing operating expenses were ZAR 0.4 million for the three months ended May 31, 2024 compared to ZAR 0.2 million for the three months ended May 31, 2023, an increase of ZAR 0.2 million, or 101%. This reflected our continued investment to scale Karooooo Logistics.

We believe that the continued and strategic investment in enhancing our vertically integrated sales and marketing capabilities to leverage our go-to-market strategy drives customer acquisition and places us well for long term growth and margin expansion.

General and Administration

	For the Three Months Ended May 31,
	2024	2023
	(in R thousands)
General and administration	(221,494)	(198,263)

Karooooo’s general and administration operating expenses increased by 12% to ZAR 221.5 million for the three months ended May 31, 2024 from ZAR 198.3 million for the three months ended May 31, 2023. This planned increase reflects management’s commitment to build a strong infrastructure that supports growth, while also demonstrating our ability to contain costs.

Research and Development

	For the Three Months Ended May 31,
	2024	2023
	(in R thousands)
Research and Development	(57,609)	(49,651)

Karooooo’s research and development operating expenses increased by ZAR 8.0 million or 16% for the three months ended May 31, 2024 compared to the three months ended May 31, 2023 primarily due to an increase in Cartrack’s research and development operating expenses by ZAR 9.1 million, or 20%, for the three months ended May 31, 2024 compared to the three months ended May 31, 2023 as the group continued its investment for improvement, enrichment and expansion of its connected cloud during the three months ended May 31, 2024.

Expected Credit Losses on Financial Assets

Expected credit losses on financial assets decreased ZAR 1.9 million, or 6%, for the three months ended May 31, 2024 compared to the three months ended May 31, 2023. The method in providing for expected credit losses is consistent with prior years.

Finance Income

Finance income increased ZAR 0.3 million, or 3%, for the three months ended May 31, 2024 compared to the three months ended May 31, 2023. This was primarily due to an increase in interest earned on positive bank balances during the course of the year.

Finance Costs

Finance costs increased ZAR 3.5 million, or 159%, for the three months ended May 31, 2024 compared to the three months ended May 31, 2023. This was primarily due to interest expense incurred for bank overdraft and the lease assets.

Taxation

Our total effective tax rate for the three months ended May 31, 2024 was 26%, which decreased from 31% for the three months ended May 31, 2023. This was primarily due to a decrease in taxes incurred in the three months ended May 31, 2024, partly attributable to reduction in corporate income tax rate in South Africa.

There is no dividends tax in Singapore.

Non-Controlling Interest

Profit attributable to non-controlling interest, relates to a portion of Karooooo’s subsidiaries not owned by the parent and decreased by ZAR 0.8 million, or 17%, for the three months ended May 31, 2024 compared to the three months ended May 31, 2023.

LIQUIDITY AND CAPITAL RESOURCES

General

For a discussion on liquidity and capital resources generally, please refer to the “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” section in our Annual Report.

Liquidity and Cash Flows

Our principal sources of liquidity are our cash generated from operations, cash and cash equivalents on hand and borrowings available under our revolving credit facility. Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents totaled ZAR 949.6 million as of May 31, 2024.

	For the Three Months Ended May 31,
	2024	2023
	(in R thousands)
Net cash generated from operating activities	836,233	340,211
Net cash utilized by investing activities	(279,359)	(197,314)
Net cash utilized by financing activities	(38,098)	(18,329)

Operating Activities

Net cash generated from operating activities increased ZAR 496.0 million, or 146%, for the three months ended May 31, 2024 compared to the three months ended May 31, 2023, primarily due to an increase in cash generated from operations before working capital changes of ZAR 86.7 million and a net decrease in working capital of ZAR 417.8 million due to a decrease in trade receivables and other receivables, decrease in inventories, increase in trade and other payables, deferred revenue and capitalized commission assets.

Investing Activities

Net cash utilized by investing activities increased ZAR 82.0 million, or 42%, for the three months ended May 31, 2024 compared to the prior period, primarily due to an increase of ZAR 84.8 million in investment in property, plant and equipment compared to the prior period.

Financing Activities

Net cash utilized by financing activities increased by ZAR 19.8 million for the three months ended May 31, 2024 compared to the prior period primarily due to ZAR 15.2 million from repurchase and cancellation of ordinary shares of a subsidiary and ZAR 3.5 million from purchase of treasury shares. Net cash utilized by financing activities was also impacted by an increase in cash outflow of ZAR 2.4 million for the three months ended May 31, 2024 relating to lease liabilities repayment.

Certain other Balance Sheet Matters

At May 31, 2024, Karooooo’s property, plant and equipment had increased by ZAR 94.5 million to ZAR 2,127.3 million (February 29, 2024: ZAR 2,032.8 million). This was primarily due to an increase of ZAR 48.1 million in in-vehicle capitalized telematic devices, an increase of ZAR 5.0 million in telematic devices available for future sales and an investment of ZAR 37.2 million in building the South African central office.

In line with business growth and currency fluctuations, trade and other payables increased to ZAR 465.7 million (February 29, 2024: ZAR 446.3 million). Trade and other receivables and prepayments decreased to ZAR 595.8 million (February 29, 2024: ZAR 985.4 million). At February 29, 2024 fixed deposits placed with banks amounting to ZAR 485.7 million, which matured in June and July 2024, were included in other receivables.

Debtor’s collection days remain within our historical norms at 30 days (February 29, 2024: 29 days).

OFF-BALANCE SHEET ARRANGEMENTS

We do not engage in any off-balance sheet activities or have any arrangements or relationships with unconsolidated entities, such as variable interest, special purpose, and structured finance entities.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of May 31, 2024.

The table below analyses the group’s financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include contractual interest payments.

	Less than 1 year	2 years	3 years	4 years	>5 years	Total
	(in R thousands)
At May 31, 2024
Term loans	7,253	44,029	—	—	—	51,282
Lease obligations	76,033	58,011	39,771	30,534	4,174	208,523
Trade and other payables	421,642	—	—	—	—	421,642
Loans from related parties	668	—	—	—	—	668
Bank overdraft	46,496	—	—	—	—	46,496

other matters

Share Capital and Reserves

At the Annual General Meeting (“AGM”) held on July 12, 2023, 97.35% of Karooooo’s shareholders passed a resolution authorizing the repurchase of up to 10% of the company’s shares. Purchases of ordinary shares by the company may be made by way of market purchases on the Nasdaq and/or the Johannesburg Stock Exchange (the “JSE”).  At our next AGM, we expect to seek approval for the renewal of our share repurchase program on the same terms.

Karooooo repurchased 57,806 shares of its common stock in February 2024 and May 2024, at an average purchase price of USD 24.84 per share. We subsequently cancelled 51,106 shares on May 25, 2024. The remaining 6,700 shares were cancelled on June 18, 2024.

At May 31, 2024, Karooooo had 30,900,000 ordinary shares in issue, with 30,893,300 shares outstanding, and paid-up share capital of USD 504,520,625 plus SGD 1,000.

The negative common control reserve of ZAR 2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020, in which the loan of USD 194.0 million from Isaias Jose Calisto was converted into Karooooo share capital. Consequently, Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR 2.7 billion in paid-up capital, resulting in the common control reserve.

The ZAR 3.6 billion other reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR 42.00 per share from minorities when Cartrack delisted from the JSE, totaling ZAR 4.0 billion. This was offset by the ZAR 0.4 billion previously reported in the non-controlling interest. The ZAR 0.4 billion relates to the net asset value of 95,350,657 Cartrack minority shares acquired by Karooooo.

ZAR 12.0 million of other capital reserve on the balance sheet relates to the cancellation of Karooooo’s treasury shares and ZAR 11.4 million of other capital reserve relates to the repurchase and cancellation of Karooooo Logistics’s ordinary shares.

Other Events in the First Quarter of 2025

In April 2024, the Board approved a resolution for Karooooo Logistics (Pty) Ltd to repurchase its ordinary shares at a purchase price of ZAR 15.2 million in accordance with the Companies Act of South Africa and to cancel the repurchased shares. As a result, the Group’s effective shareholding in Karooooo Logistics (Pty) Ltd is now 74.8%.

Events after the First Quarter of 2025

In June 2024, The Standard Bank of South Africa Limited extended a loan of ZAR 250 million to Purple Rain Properties No. 444 Proprietary Limited (the owner of the regional South Africa head office under construction) at South Africa Prime Rate less 1.5%. The loan will mature on December 21, 2025 and the funds were used to settle an intercompany loan from Cartrack Pty Ltd.

Dividend Policy

The Board recognizes the importance to the group of investment in achieving growth at scale, and endeavors to avoid swings in dividend profile.

However, the payment and timing of dividends in cash or other distributions (such as a return of capital to shareholders through share buy-backs, for example) are determined by the Board after considering factors that include: earnings and free cash flow; current and anticipated capital requirements; economic conditions; contractual, legal, tax and regulatory restrictions (including covenants contained in any financing agreements); the ability of group subsidiaries to distribute funds to Karooooo; and such other factors the Board may deem relevant.

Karooooo aims to reinvest retained earnings to the extent that it aligns with the group’s required return on incrementally reinvested capital, return on equity, and short- to medium-term growth strategy.

Subject to Karooooo’s constitution and in accordance with the Singapore Companies Act, the Board may, without the approval of shareholders, declare and pay interim dividends. Any final dividends must be approved by an ordinary resolution at a general meeting of shareholders.

The Board may review and amend the dividend policy from time to time.

Dividend Declaration

In accordance with the dividend policy set out above, an interim dividend of USD 1.08 per ordinary share, pertaining to the first quarter of Karooooo’s 2025 financial year, will be paid on August 12, 2024, to JSE shareholders on record as at the close of business on Thursday, August 8, 2024 and on August 14, 2024 to Nasdaq shareholders on record as at the close of business on August 8, 2024. Although Karooooo’s reporting currency is ZAR, its statutory filings in Singapore are reported in USD, as a result of which dividends are declared in USD. The details with respect to the dividends declared for holders of our ordinary shares are as follows:

	NASDAQ	JSE
Declaration date	Thursday, July 18, 2024	Friday, July 19, 2024
Finalization announcement, date of currency conversion and confirmation of record date	Monday, July 29, 2024	Monday, July 29, 2024
Last date to trade cum dividend	Tuesday, August 6, 2024	Monday, August 5, 2024
Shares commence trading Ex-dividend	Thursday, August 8, 2024	Tuesday, August 6, 2024
Record date	Thursday, August 8, 2024	Thursday, August 8, 2024
Dividend payment date	Wednesday, August 14, 2024	Monday, August 12, 2024

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONDENSED Consolidated StatementS of Financial Position

Figures in Rand thousands	Notes	As of May 31, 2024	As of February 29, 2024

ASSETS
Non-current assets
Property, plant and equipment	5	2,127,250	2,032,794
Capitalized commission assets		398,017	374,521
Intangible assets		78,355	83,123
Goodwill	6	221,616	227,380
Loans to related parties		28,200	28,200
Long-term other receivables and prepayments	7	17,059	18,831
Deferred tax assets		89,464	81,903
Total non-current assets		2,959,961	2,846,752
Current assets
Inventories		4,914	6,582
Trade and other receivables and prepayments	7	595,847	985,398
Income tax receivables		8,668	8,714
Cash and cash equivalents	8	996,054	459,527
Total current assets		1,605,483	1,460,221
Total assets		4,565,444	4,306,973
EQUITY AND LIABILITIES
Equity
Share capital	9	7,131,059	7,142,853
Treasury shares	9	(3,461)	(23,816)
Other capital reserve	9	(3,605,990)	(3,582,568)
Common control reserve		(2,709,236)	(2,709,236)
Foreign currency translation reserve		278,709	330,812
Retained earnings		2,025,066	1,803,482
Equity attributable to equity holders of parent		3,116,147	2,961,527
Non-controlling interest		39,762	40,935
Total equity		3,155,909	3,002,462
Liabilities
Non-current liabilities
Term loans		39,809	41,645
Lease liabilities		124,165	131,285
Deferred revenue		121,784	121,302
Deferred tax liabilities		68,551	69,840
Total non-current liabilities		354,309	364,072
Current liabilities
Term loans		6,559	6,534
Trade and other payables		465,729	446,284
Loans from related parties		668	924
Lease liabilities		61,458	63,055
Deferred revenue		324,555	325,848
Bank overdraft	8	46,496	23,362
Income tax payables		148,270	73,375
Provision for warranties		1,491	1,057
Total current liabilities		1,055,226	940,439
Total liabilities		1,409,535	1,304,511
Total equity and liabilities		4,565,444	4,306,973

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED Consolidated StatementS of Profit and Loss

		For the Three Months Ended May 31,
Figures in Rand thousands	Notes	2024	2023

Revenue	10	1,081,825	996,787
Cost of sales		(334,416)	(370,248)
Gross profit		747,409	626,539

Other income		1,682	2,328

Operating expenses		(449,344)	(404,493)
Sales and marketing		(140,248)	(124,705)
General and Administration		(221,494)	(198,263)
Research and development		(57,609)	(49,651)
Expected credit losses on financial assets		(29,993)	(31,874)

Operating profit		299,747	224,374
Finance income		11,213	10,878
Finance costs		(5,634)	(2,174)
Profit before taxation		305,326	233,078
Taxation	11	(80,043)	(71,131)
Profit for the quarter		225,283	161,947

Profit attributable to:
Owners of the parent		221,584	157,481
Non-controlling interest		3,699	4,466
		225,283	161,947
Earnings per share
Basic and diluted earnings per share (ZAR)		7.17	5.09

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

 UNAUDITED INTERIM CONDENSED Consolidated StatementS of Comprehensive Income

	For the Three Months Ended May 31,
Figures in Rand thousands	2024	2023

Profit for the period	225,283	161,947

OTHER COMPREHENSIVE INCOME
Items that may be reclassified to profit or loss in future periods:
Exchange differences on translating foreign operations	(53,133)	90,918
Other comprehensive income for the period	(53,133)	90,918
Total comprehensive income for the period net of income tax	172,150	252,865

Total comprehensive income attributable to:
Owners of the parent	169,481	245,693
Non-controlling interest	2,669	7,172
	172,150	252,865

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED Consolidated StatementS of Changes in Equity

Figures in Rand thousands	Notes	Share capital	Capital reserve	Common control reserve	Foreign currency translation	Retained earnings	Total attributable to owner of the parent	Non- controlling interest	Total equity

Balance at March 1, 2023		7,142,853	(3,582,568)	(2,709,236)	245,109	1,564,809	2,660,967	30,908	2,691,875
Profit for the period		–	–	–	–	157,481	157,481	4,466	161,947
Other comprehensive income		–	–	–	88,212	–	88,212	2,706	90,918
Total comprehensive income for the period		–	–	–	88,212	157,481	245,693	7,172	252,865

Transactions with owner, recognized directly in equity Contributions by and distributions to owner
Dividends	12	–	–	–	–	(499,516)	(499,516)	–	(499,516)
Total transactions with owner		–	–	–	–	(499,516)	(499,516)	–	(499,516)

Changes in ownership interest in subsidiaries
Acquiring interest in subsidiaries without change in control		–	–	–	–	–	–	512	512
Total changes in ownership interest in subsidiaries		–	–	–	–	–	–	512	512
Balance at May 31, 2023		7,142,853	(3,582,568)	(2,709,236)	333,321	1,222,774	2,407,144	38,592	2,445,736

Figures in Rand thousands	Notes	Share capital	Treasury shares	Other capital reserve	Common control reserve	Foreign currency translation	Retained earnings	Total attributable to owner of the parent	Non- controlling interest	Total Equity

Balance at March 1, 2024		7,142,853	(23,816)	(3,582,568)	(2,709,236)	330,812	1,803,482	2,961,527	40,935	3,002,462
Profit for the period		–	–	–	–	–	221,584	221,584	3,699	225,283
Other comprehensive income		–	–	–	–	(52,103)	–	(52,103)	(1,030)	(53,133)
Total comprehensive income for the period		–	–	–	–	(52,103)	221,584	169,481	2,669	172,150

Transactions with owner, recognized directly in equity Contributions by and distributions to owner
Cancellation of treasury shares	9	(11,794)	23,816	(12,022)	–	–	–	–	–	–
Purchase of treasury shares	9	–	(3,461)	–	–	–	–	(3,461)	–	(3,461)
Total transactions with owner		(11,794)	20,355	(12,022)	–	–	–	(3,461)	–	(3,461)

Changes in ownership interest in subsidiaries
Repurchase and cancellation of ordinary shares of a subsidiary		–	–	(11,400)	–	–	–	(11,400)	(3,842)	(15,242)
Total changes in ownership interest in subsidiaries		–	–	(11,400)	–	–	–	(11,400)	(3,842)	(15,242)
Balance at May 31, 2024		7,131,059	(3,461)	(3,605,990)	(2,709,236)	278,709	2,025,066	3,116,147	39,762	3,155,909

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED Consolidated StatementS of Cash Flows

	For the Three Months Ended May 31,
Figures in Rand thousands	2024	2023
Cash flows from operating activities
Profit before taxation	305,326	233,078

Adjustments	185,718	171,240
Depreciation on property, plant and equipment	152,311	147,260
Amortization of capitalized commission assets	24,323	19,039
Amortization of intangible assets	14,679	14,490
Gain on disposal of property, plant and equipment	(450)	(1,024)
Finance income	(11,213)	(10,878)
Finance costs	5,634	2,174
Provision for warranties charge	434	179

Working capital adjustments
Inventories	1,668	(18,865)
Trade and other receivables and prepayments	369,133	(21,284)
Trade and other payables	24,511	20,424
Deferred revenue	7,061	(11,709)
Capitalized commission assets	(50,642)	(34,598)
Cash generated from operating activities	842,775	338,286
Interest received	11,213	10,878
Interest paid	(5,634)	(2,174)
Income tax paid	(12,121)	(6,779)
Net cash generated from operating activities	836,233	340,211

Cash flows from investing activities
Purchase of property, plant and equipment	(267,271)	(182,479)
Purchase of property, plant and equipment – Telematics devices and equipment on hand	(191,884)	(141,148)
Purchase of property, plant and equipment – Other	(75,387)	(41,331)
Proceeds on disposal of property, plant and equipment	562	3,488
Investment in intangible assets	(12,650)	(13,221)
Acquisition of subsidiary, net of cash acquired	-	(5,102)
Net cash utilized by investing activities	(279,359)	(197,314)

Cash flows from financing activities
Repayment of related parties loans	(228)	-
Purchase of treasury shares	(3,461)	-
Repurchase and cancellation of ordinary shares of a subsidiary	(15,242)	-
Repayment of term loans	(1,551)	(3,473)
Payments of lease liabilities	(17,616)	(15,200)
Proceeds from related parties loans	-	344
Net cash utilized by financing activities	(38,098)	(18,329)

Net increase in cash and cash equivalents	518,776	124,568
Cash and cash equivalents at the beginning of the quarter	436,165	965,750
Effect of exchange rate changes on cash and cash equivalents	(5,383)	47,126
Cash and cash equivalents at the end of the quarter	949,558	1,137,444

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Notes to unaudited INTERIM CONDENSED consolidated financial statementS

1. BASIS OF PREPARATION

The unaudited interim condensed consolidated financial statements for the three months ended May 31, 2024 have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended February 29, 2024 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The Group has prepared the unaudited interim condensed consolidated financial statements on the basis that it will continue to operate as a going concern.

The unaudited interim condensed consolidated financial statements were approved for issue by the Directors on July 23, 2024.

 2. USE OF ESTIMATES AND JUDGEMENTS

The preparation of the Group’s interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

3. NEW STANDARDS AND AMENDMENTS ADOPTED BY THE GROUP

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended February 29, 2024, except for the adoption of new standards effective as of March 1, 2024. The adoption of new standards does not have an impact on the interim condensed financial statements to the Group. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

4. SEGMENT REPORTING

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Group Chief Executive Officer (“CEO”), who makes strategic decisions.

The Group organized its business units based on its products and services into the following reportable segments:

-	Cartrack is a provider of an on-the-ground operational Internet of Things (“IoT”) Software-as-a-service (“SaaS”) cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to connected vehicles and equipment.

-

Carzuka is a physical and e-commerce vehicle buying and selling marketplace which allows customers to source, buy and sell vehicles efficiently and cost effectively. During the third quarter of the financial year of 2024, despite the growth experienced by Carzuka in South Africa, a decision was made to cease buying second hand vehicles in South Africa. This follows considerable interaction with motor dealerships across South Africa during these periods, who perceived Carzuka’s business interests to conflict with their business interests and Cartrack do not want to risk the long-standing strategic relationships that Cartrack has forged with motor dealerships across South Africa.

There are many components within the Carzuka’s platform that had been built and developed and will continue to provide substantial value to the existing Cartrack fleet platform. As at February 29, 2024, Carzuka has been integrated into Cartrack’s broader operations.

-	Karooooo Logistics provides a software application enabling the management of last mile delivery and general operational logistics. This technology addresses the challenges of on-the-ground distribution for large enterprises requiring systems integrations, payment gateways, third-party long-haul services and crowd-sourced drivers in order to scale and meet their operational needs.

The segment information provided to the Group CEO, for the reportable segments for the three months ended May 31, 2024 and May 31, 2023 are as follows:

Figures in Rand thousands	Cartrack	Karooooo Logistics	Total
May 31, 2024
Subscription revenue	959,603	4,165	963,768
Other revenue	19,372	–	19,372
Vehicle sales	2,099	–	2,099
Delivery service	–	96,586	96,586
Segment revenue	981,074	100,751	1,081,825

Segment operating profit	287,187	12,560	299,747

Depreciation and amortization	166,146	844	166,990
Capital expenditure	279,550	371	279,921

Figures in Rand thousands	Cartrack	Carzuka	Karooooo Logistics	Total
May 31, 2023
Subscription revenue	834,232	-	2,165	836,397
Other revenue	19,197	-	-	19,197
Vehicle sales	-	81,563	-	81,563
Delivery service	-	-	59,630	59,630
Segment revenue	853,429	81,563	61,795	996,787

Segment operating profit/(loss)	231,901	(12,056)	4,529	224,374

Depreciation and amortization	160,189	1,098	463	161,750
Capital expenditure	195,408	47	245	195,700

Reconciliation of information on reportable segments to the amounts reported in consolidated financial statements

	For the Three Months Ended May 31,
Figures in Rand thousands	2024	2023
Total segment operating profits	299,747	224,374
Finance income	11,213	10,878
Finance cost	(5,634)	(2,174)
Consolidated profit before taxation	305,326	233,078

Information about geographical areas:

Non-current operating assets[1]	As of May 31, 2024	As of February 29, 2024
South Africa	1,825,015	1,714,719
Africa-Other	154,256	154,777
Europe	366,870	355,904
Asia-Pacific[2], Middle East & USA	484,438	498,361
	2,830,579	2,723,761

1	Non-current operating assets consist of property, plant and equipment, capitalized commission assets, intangible assets, goodwill and prepayments.

2	Included in Asia-Pacific is non-current assets from Singapore amount to ZAR 174.5 million (February 29, 2024: ZAR 226.2 million).

Information about revenue from geographical areas are disclosed in Note 10.

There are no customers which contribute in excess of 10% of Group revenue for the quarter ended May 31, 2024 and May 31, 2023.

5. PROPERTY, PLANT AND EQUIPMENT

Acquisitions and disposals

During the three months ended May 31, 2024, the Group acquired assets with a cost of ZAR 230.1 million (May 31, 2023: ZAR 150.0 million), excluding property under construction.

The carrying amount of the property under construction at May 31, 2024 was ZAR304.1 million (May 31, 2023: ZAR 109.0 million). The amount of borrowing costs capitalised during the three months ended May 31, 2024 was approximately ZAR 1.24 million (May 31, 2023: ZAR 1.27 million). The rate used to determine the amount of borrowing costs eligible for capitalisation was prime rate plus 1.15%, which is the effective interest rate of the specific borrowing.

Assets with net book value of ZAR 1.4 million were disposed by the Group during the three months ended May 31, 2024 (May 31, 2023: ZAR 4.5 million), resulting in a net gain on disposal of ZAR 0.5 million (May 31, 2023: ZAR 1.0 million).

Capital commitments

As at May 31, 2024, the Group has commitments for capital expenditure of ZAR 126.4 million (February 29, 2024: ZAR 151.7 million), relating to the redevelopment of its head office suite for South Africa. The total estimated redevelopment cost is ZAR 402.9 million.

6. GOODWILL

Goodwill is allocated to the following cash generating units (CGUs): Cartrack - Mozambique, Portugal, Spain and Other and Karooooo Logistics.

	Cartrack				Karooooo
Figures in Rand thousands	Mozambique	Portugal	Spain	Other	Logistics	Total

At March 1, 2023	82,277	34,469	24,432	12,989	58,314	212,481
Acquisition of subsidiary	-	-	-	6,223	-	6,223
Translation adjustments	4,423	2,899	2,055	2,134	-	11,511
At May 31, 2023	86,700	37,368	26,487	21,346	58,314	230,215

At March 1, 2024	86,304	36,815	26,095	19,852	58,314	227,380
Translation adjustments	(2,802)	(1,179)	(836)	(947)	-	(5,764)
At May 31, 2024	83,502	35,636	25,259	18,905	58,314	221,616

Impairment testing

The Group performs its annual impairment test at the end of each financial year, or more frequently if there are indications that goodwill may be impaired. The recoverable amount of each cash-generating unit (CGU) with the exception of the Other CGUs and Cartrack Mozambique is determined using a discounted cash flow valuation technique. The Other CGUs and Cartrack Mozambique are valued on an earnings multiple basis. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended February 29, 2024.

Management has considered the carrying amount of goodwill as of May 31, 2024 and since there is no indicators for impairment of any of the CGUs, management has not updated any of the impairment calculations. Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

The Group considers the relationship between its market capitalization and its equity attributable to equity holders of the parent, among other factors, when performing the annual test of impairment. At May 31, 2024, the market capitalization of the Group exceeded the value of equity by ZAR 13.4 billion (February 29, 2024: ZAR 11.3 billion).

7. TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

Figures in Rand thousands	As of May 31, 2024	As of February 29, 2024

Trade receivables	587,478	554,107
Expected credit loss provision	(175,848)	(165,240)
	411,630	388,867
Other receivables
Deposits	13,663	500,646
Sundry debtors	35,854	24,656
Finance lease receivables	16,251	17,326
Subtotal	477,398	931,495

Prepayments	107,766	55,778
Other taxes	27,742	16,956
Total trade and other receivables and prepayments	612,906	1,004,229

Non-current	17,059	18,831
Current	595,847	985,398
	612,906	1,004,229

As of February 29, 2024, short term deposits include deposits amounted to ZAR 485.7 million placed with a licensed bank for a term of 5 to 9 months and earns interests at the bank’s prevailing deposit rate.

8. CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT

Figures in Rand thousands	As of May 31, 2024	As of February 29, 2024

Cash on hand	557	1,965
Bank balances	230,002	457,366
Short-term deposits	765,495	196
Cash and cash equivalents in the consolidated statement of financial position	996,054	459,527
Bank overdrafts	(46,496)	(23,362)
Cash and cash equivalents in the consolidated statement of cash flows	949,558	436,165

Current assets	996,054	459,527
Current liabilities	(46,496)	(23,362)
	949,558	436,165

9. SHARE CAPITAL, TREASURY SHARES AND RESERVES

Figures in Rand thousands	As of May 31, 2024	As of February 29, 2024

Share Capital
Issued and fully paid 30,900,000 (February 29, 2024: 30,951,106) ordinary shares of no par value	7,131,059	7,142,853

Treasury shares

Figures in Rand thousands	Treasury shares

At March 1, 2023	-
Treasury shares purchased	23,816
At February 29, 2024	23,816
Cancellation of treasury shares	(23,816)
Treasury shares purchased	3,461
At May 31, 2024	3,461

During the financial year ended February 29, 2024, the Company acquired 51,106 shares in the open market of which 14,637 shares are held in trust by Cartrack Holdings Proprietary Ltd. The total amount paid to acquire the shares was ZAR 23.8 million and this was presented as a component within shareholder’s equity. Subsequently, these shares are being cancelled with effect on May 24, 2024.

During the quarter ended May 31, 2024, the Company acquired 6,700 shares in the open market, which are held in trust by Cartrack Holdings Proprietary Ltd. The total amount paid to acquire the shares was ZAR 3.5 million and this was presented as a component within shareholder’s equity. Subsequently, these shares are being cancelled with effect on June 18, 2024.

Other capital reserve

Figures in Rand thousands	Capital reserve	Other reserve	Total

At March 1, 2023 and February 29, 2024	3,582,568	-	3,582,568
Cancellation of treasury shares	-	12,022	12,022
Repurchase and cancellation of ordinary shares of a subsidiary	-	11,400	11,400
At May 31, 2024	3,582,568	23,422	3,605,990

10. REVENUE

The Group generates revenue by offering a full-stack smart mobility technology SaaS platform for connected vehicles and other assets, vehicles sales and delivery services.

In the following table, revenue from contract with customers is disaggregated by revenue streams, primary geographical markets and timing of revenue recognition.

	For the Three Months Ended May 31,
Figures in Rand thousands	2024	2023

Revenue from contracts with customers
Subscription revenue - Cartrack	959,603	834,232
Subscription revenue - Karooooo Logistics	4,165	2,165
Other revenue - Cartrack
Hardware sales	8,625	9,370
Installation revenue	7,578	7,157
Miscellaneous contract fees	3,169	2,670
Vehicle sales	2,099	81,563
Delivery service fees	96,586	59,630
Total revenue	1,081,825	996,787

Primary geographical markets
South Africa	801,110	752,043
Africa-Other	35,449	39,026
Europe	96,326	81,147
Asia-Pacific*, Middle East and USA	148,940	124,571
	1,081,825	996,787

Timing of revenue recognition
Products and services transferred at a point in time	118,057	160,390
Services transferred over time	963,768	836,397
Total revenue	1,081,825	996,787

*	Included in Asia-Pacific is revenue from Singapore amounted to ZAR 39.8 million (May 31, 2023: ZAR 39.0 million).

11. TAXATION

The income tax expense for the three months ended May 31, 2024 was ZAR 80.0 million, compared to ZAR 71.1 million for the three months ended May 31, 2023.

12. DIVIDEND

Dividend per share

Dividend paid by the Company to owner of the Company

On May 8, 2023, the Board of Directors declared an interim dividend of 85 U.S. cents per ordinary share, pertaining to the first quarter of Karooooo’s 2024 financial year. The dividends, amounting to ZAR 499.5 million in the aggregate, was paid on July 3, 2023.

13. RELATED PARTIES

In addition to the information disclosed in Note 7 in the interim condensed financial statements, the following transactions took place between the Group and related parties at the terms agreed between parties:

Transactions with related parties

	For the Three Months Ended May 31,
Figures in Rand thousands	2024	2023

Sales to related parties	8,127	5,419
Purchases from related parties	36,454	29,445
Rent paid to related parties	2,498	2,157

Included in the “Purchases from related parties” are transaction with Found (Pty) Ltd.  Zak Calisto, the CEO of the Group, is a trustee of the Kubu Trust, a discretionary trust that is the ultimate beneficial owner of Found (Pty) Ltd. Zak Calisto undertook to be a trustee until the end of February 2024 and is not a beneficiary of the trust. As at June 2024, the regulatory process of registering Zak Calisto’s resignation as a trustee was still underway with the deed’s office.  Upon completion, Found (Pty) Ltd will cease becoming a related party of the Group.

14. ANALYSIS OF ASSETS AND LIABILITIES BY FINANCIAL INSTRUMENT CLASSIFICATION

The following table shows the carrying amounts and classification of financial assets and financial liabilities.

Figures in Rand thousands	As of May 31, 2024	As of February 29, 2024

Financial assets (at amortized cost)
Loans to related party	28,200	28,200
Trade and other receivables (excludes prepayments and other taxes)	477,398	931,495
Cash and cash equivalents	996,054	459,527
	1,501,652	1,419,222

Financial liabilities (at amortized cost)
Loans from related parties	668	924
Trade and other payables (excludes other taxes)	421,642	398,153
Term loans	46,368	48,179
Bank overdraft	46,496	23,362
	515,174	470,618

15. FAIR VALUE OF ASSETS AND LIABILITIES

Fair value hierarchy

The Group categorizes fair value measurement using a fair value hierarchy that is dependent on the valuation inputs used as follows:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.

●	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

●	Level 3: Unobservable inputs for the asset or liability

Fair value measurements that use inputs of different hierarchy levels are categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Assets and liabilities measured at fair value

No assets and liabilities were measured at fair value as of May 31, 2024 and February 29, 2024.

Assets and liabilities not measured at fair value, for which fair value is disclosed

As of May 31, 2024, the fair value of loan to related party as disclosed in the table below is based on significant unobservable inputs (Level 3) and have been calculated by discounting the expected future cash flows using rates currently available for instruments on with similar terms, credit risk and remaining maturities.

	As of May 31, 2024
Figures in Rand thousands	Carrying amount	Aggregate fair value

Loan to related party	28,200	29,258

Fair value of financial instruments by classes that are not carried at fair value and whose carrying amounts are reasonable approximation of fair value

Cash and cash equivalents, trade and other receivables, trade and other payables, term loans, loans from related parties, and lease liabilities. The carrying amounts of these financial assets and liabilities are reasonable approximation of fair values as they are short term in nature, market interest rate instruments.

Fair value of financial instrument classes that are not carried at fair value and whose carrying amounts are not reasonable approximation of fair value

There are no financial instruments that are not carried at fair value and whose carrying amounts are not reasonable approximation of fair value.

16. SUBSEQUENT EVENTS

In June 2024, The Standard Bank of South Africa Limited extended a loan of ZAR 250 million to Purple Rain Properties No.444 Proprietary Limited (the owner of the regional South Africa head office under construction) at South Africa Prime Rate less 1.5%. The loan will mature on December 21, 2025 and the funds were used to settle an intercompany loan.

On July 18, 2024, the Board of Directors declared an interim dividend of 108 U.S. cents per ordinary share, pertaining to the first quarter of Karooooo’s 2025 financial year. The dividend is therefore not recognized as a liability as of May 31, 2024. The dividend will be payable on August 12, 2024 to Johannesburg Stock Exchange (“JSE”) shareholders and August 14, 2024 to Nasdaq shareholders.